SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements at 30 September 2014

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements at 30 September 2014

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of euros)

	Note	30/09/14	31/12/13 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		76,478	77,103
FINANCIAL ASSETS HELD FOR TRADING	5	142,840	115,289
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	35,925	31,381
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	99,226	83,799
LOANS AND RECEIVABLES	5	784,406	714,484
HELD-TO-MATURITY INVESTMENTS	5	—	—
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,502	1,627
HEDGING DERIVATIVES		7,629	8,301
NON-CURRENT ASSETS HELD FOR SALE	6	5,316	4,892
INVESTMENTS:		3,619	5,536
Associates		1,945	1,829
Jointly controlled entities	2	1,674	3,707
INSURANCE CONTRACTS LINKED TO PENSIONS		354	342
REINSURANCE ASSETS		374	356
TANGIBLE ASSETS:	7	18,600	13,654
Property, plant and equipment		15,662	9,974
Investment property		2,938	3,680
INTANGIBLE ASSETS:	8	30,195	26,241
Goodwill		27,364	23,281
Other intangible assets		2,831	2,960
TAX ASSETS:		27,187	26,819
Current		4,586	5,751
Deferred		22,601	21,068
OTHER ASSETS		7,328	5,814

TOTAL ASSETS		1,240,979	1,115,638

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	9	107,224	94,673
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	62,969	42,311
FINANCIAL LIABILITIES AT AMORTISED COST	9	939,588	863,114
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		54	87
HEDGING DERIVATIVES		7,502	5,283
LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		7	1
LIABILITIES UNDER INSURANCE CONTRACTS		1,671	1,430
PROVISIONS	10	14,474	14,475
TAX LIABILITIES:		8,563	6,079
Current		4,950	4,254
Deferred		3,613	1,825
OTHER LIABILITIES		10,642	8,283

TOTAL LIABILITIES		1,152,694	1,035,736

SHAREHOLDERS’ EQUITY:	11	88,154	84,740
Share capital		5,994	5,667
Share premium		36,411	36,804
Reserves		41,381	38,121
Other equity instruments		291	193
Less: Treasury shares		(58)	(9)
Profit for the period attributable to the Parent		4,361	4,370
Less: Dividends and remuneration	3	(226)	(406)
VALUATION ADJUSTMENTS:	11	(10,567)	(14,152)
Available-for-sale financial assets		1,028	35
Cash flow hedges		70	(233)
Hedges of net investments in foreign operations		(3,628)	(1,874)
Exchange differences		(4,751)	(8,768)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(210)	(446)
Other valuation adjustments		(3,076)	(2,866)
NON-CONTROLLING INTERESTS	11	10,698	9,314
Valuation adjustments		(1,007)	(1,541)
Other		11,705	10,855

EQUITY		88,285	79,902

TOTAL LIABILITIES AND EQUITY		1,240,979	1,115,638

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		42,832	41,049
CONTINGENT COMMITMENTS		208,446	172,797

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of reais)

	Note	30/09/14	31/12/13 (*)
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		235,712	251,171
FINANCIAL ASSETS HELD FOR TRADING	5	440,247	375,565
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	110,725	102,227
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	305,824	272,984
LOANS AND RECEIVABLES	5	2,417,619	2,327,503
HELD-TO-MATURITY INVESTMENTS	5	—	—
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		4,631	5,300
HEDGING DERIVATIVES		23,514	27,041
NON-CURRENT ASSETS HELD FOR SALE	6	16,385	15,936
INVESTMENTS:		11,154	18,034
Associates		5,996	5,958
Jointly controlled entities	2	5,158	12,076
INSURANCE CONTRACTS LINKED TO PENSIONS		1,091	1,114
REINSURANCE ASSETS		1,153	1,160
TANGIBLE ASSETS:	7	57,328	44,479
Property, plant and equipment		48,274	32,491
Investment property		9,054	11,988
INTANGIBLE ASSETS:	8	93,065	85,483
Goodwill		84,340	75,840
Other intangible assets		8,725	9,643
TAX ASSETS:		83,794	87,366
Current		14,134	18,734
Deferred		69,660	68,632
OTHER ASSETS		22,581	18,940

TOTAL ASSETS		3,824,823	3,634,303

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	9	330,478	308,407
OTHER FINANCIAL LIABILITIES AT FAIR
VALUE THROUGH PROFIT OR LOSS	9	194,077	137,832
FINANCIAL LIABILITIES AT AMORTISED COST	9	2,895,899	2,811,680
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		166	283
HEDGING DERIVATIVES		23,122	17,210
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		23	3
LIABILITIES UNDER INSURANCE CONTRACTS		5,152	4,658
PROVISIONS	10	44,612	47,154
TAX LIABILITIES:		26,393	19,803
Current		15,257	13,858
Deferred		11,136	5,945
OTHER LIABILITIES		32,801	26,984

TOTAL LIABILITIES		3,552,723	3,374,014

SHAREHOLDERS’ EQUITY:	11	211,676	200,896
Share capital		14,099	13,069
Share premium		80,173	81,403
Reserves		104,071	94,759
Other equity instruments		697	389
Less: Treasury shares		(179)	(28)
Profit for the period attributable to the Parent		13,516	12,463
Less: Dividends and remuneration	3	(701)	(1,159)
VALUATION ADJUSTMENTS:	11	27,453	29,055
Available-for-sale financial assets		3,167	112
Cash flow hedges		215	(760)
Hedges of net investments in foreign operations		(11,182)	(6,103)
Exchange differences		45,380	46,595
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(648)	(1,453)
Other valuation adjustments		(9,479)	(9,336)
NON-CONTROLLING INTERESTS:	11	32,971	30,338
Valuation adjustments		3,073	2,772
Other		29,898	27,566

EQUITY		272,100	260,289

TOTAL LIABILITIES AND EQUITY		3,824,823	3,634,303

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		132,011	133,721
CONTINGENT COMMITMENTS		642,451	562,904

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

(Millions of euros)

		(Debit) Credit
	Note	01/07/14 to 30/09/14	01/07/13 to 30/09/13 (*)	01/01/14 to 30/09/14	01/01/13 to 30/09/13 (*)
INTEREST AND SIMILAR INCOME		13,954	12,871	40,534	39,244
INTEREST EXPENSE AND SIMILAR CHARGES		(6,482)	(6,585)	(18,700)	(19,585)
NET INTEREST INCOME		7,472	6,286	21,834	19,659
INCOME FROM EQUITY INSTRUMENTS		72	72	323	276
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		72	122	180	390
FEE AND COMMISSION INCOME		3,178	3,060	9,212	9,410
FEE AND COMMISSION EXPENSE		(740)	(728)	(2,040)	(2,030)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		1,378	824	2,706	2,243
EXCHANGE DIFFERENCES (net)		(427)	168	(477)	597
OTHER OPERATING INCOME		1,242	1,329	4,186	4,590
OTHER OPERATING EXPENSES		(1,286)	(1,395)	(4,352)	(4,787)
GROSS INCOME		10,961	9,738	31,572	30,348
ADMINISTRATIVE EXPENSES		(4,511)	(4,303)	(13,232)	(13,130)
Staff costs		(2,572)	(2,432)	(7,571)	(7,561)
Other general administrative expenses		(1,939)	(1,871)	(5,661)	(5,569)
DEPRECIATION AND AMORTISATION CHARGE		(561)	(559)	(1,726)	(1,728)
PROVISIONS (net)		(496)	(337)	(2,002)	(1,515)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,789)	(2,663)	(8,158)	(8,676)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(52)	(80)	(883)	(286)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	59	(3)	2,361	705
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—	—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(52)	(30)	(137)	(243)
PROFIT BEFORE TAX	12	2,559	1,763	7,795	5,475
INCOME TAX		(650)	(464)	(2,598)	(1,355)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		1,909	1,299	5,197	4,120
LOSS FROM DISCONTINUED OPERATIONS (net)		(7)	—	(7)	(14)
CONSOLIDATED PROFIT FOR THE PERIOD		1,902	1,299	5,190	4,106
Profit attributable to the Parent		1,605	1,055	4,361	3,310
Profit attributable to non-controlling interests		297	244	829	796
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.13	0.10	0.37	0.31
Diluted earnings per share (euros)	3	0.13	0.10	0.37	0.31
From continuing operations:
Basic earnings per share (euros)	3	0.13	0.10	0.37	0.31
Diluted earnings per share (euros)	3	0.13	0.10	0.37	0.31

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

(Millions of reais)

		(Debit) Credit
	Note	01/07/14 to 30/09/14	01/07/13 to 30/09/13 (*)	01/01/14 to 30/09/14	01/01/13 to 30/09/13 (*)
INTEREST AND SIMILAR INCOME		41,995	38,790	125,626	109,048
INTEREST EXPENSE AND SIMILAR CHARGES		(19,514)	(19,790)	(57,956)	(54,421)
NET INTEREST INCOME		22,481	19,000	67,670	54,627
INCOME FROM EQUITY INSTRUMENTS		211	223	1,001	767
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		219	371	558	1,084
FEE AND COMMISSION INCOME		9,566	9,233	28,550	26,148
FEE AND COMMISSION EXPENSE		(2,232)	(2,172)	(6,323)	(5,641)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		4,208	2,453	8,386	6,233
EXCHANGE DIFFERENCES (net)		(1,320)	517	(1,478)	1,659
OTHER OPERATING INCOME		3,707	4,066	12,973	12,755
OTHER OPERATING EXPENSES		(3,842)	(4,264)	(13,488)	(13,301)
GROSS INCOME		32,998	29,427	97,849	84,331
ADMINISTRATIVE EXPENSES		(13,568)	(12,969)	(41,010)	(36,485)
Staff costs		(7,737)	(7,345)	(23,465)	(21,010)
Other general administrative expenses		(5,831)	(5,624)	(17,545)	(15,475)
DEPRECIATION AND AMORTISATION CHARGE		(1,682)	(1,689)	(5,349)	(4,802)
PROVISIONS (net)		(1,468)	(1,072)	(6,205)	(4,210)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(8,392)	(8,090)	(25,284)	(24,109)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(119)	(242)	(2,734)	(794)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	73	72	7,317	1,959
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—	—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(159)	(108)	(425)	(675)
PROFIT BEFORE TAX	12	7,683	5,329	24,159	15,215
INCOME TAX		(1,922)	(1,393)	(8,052)	(3,765)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		5,761	3,936	16,107	11,450
LOSS FROM DISCONTINUED OPERATIONS (net)		(21)	(2)	(22)	(39)
CONSOLIDATED PROFIT FOR THE PERIOD		5,740	3,934	16,085	11,411
Profit attributable to the Parent		4,845	3,192	13,516	9,199
Profit attributable to non-controlling interests		895	742	2,569	2,212
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.40	0.29	1.14	0.86
Diluted earnings per share (euros)	3	0.39	0.28	1.14	0.86
From continuing operations:
Basic earnings per share (euros)	3	0.40	0.29	1.13	0.85
Diluted earnings per share (euros)	3	0.39	0.28	1.13	0.85

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(Millions of euros)

	Note	01/07/14 to 30/09/14	01/07/13 to 30/09/13 (*)	01/01/14 to 30/09/14	01/01/13 to 30/09/13 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		1,902	1,299	5,190	4,106
OTHER RECOGNISED INCOME AND EXPENSE:		1,291	(551)	4,119	(3,483)
Items that will not be reclassified to profit or loss		(122)	7	(215)	411
Actuarial gains and losses on defined benefit pension plans	11	(161)	17	(287)	773
Non-current assets held for sale		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		39	(10)	72	(362)
Items that may be reclassified subsequently to profit or loss for the period		1,413	(558)	4,334	(3,894)
Available-for-sale financial assets:	11	142	770	1,592	352
Revaluation gains/(losses)		869	1,220	2,979	1,462
Amounts transferred to income statement		(727)	(450)	(1,387)	(1,110)
Other reclassifications		—	—	—	—
Cash flow hedges:		217	109	413	68
Revaluation gains/(losses)		326	176	687	407
Amounts transferred to income statement		(109)	(67)	(274)	(339)
Amounts transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Hedges of net investments in foreign operations:	11	(698)	355	(1,785)	763
Revaluation gains/(losses)		(698)	382	(1,785)	762
Amounts transferred to income statement		—	(27)	—	1
Other reclassifications		—	—	—	—
Exchange differences:	11	1,835	(1,449)	4,464	(4,880)
Revaluation gains/(losses)		1,835	(1,495)	4,460	(4,889)
Amounts transferred to income statement		—	46	4	9
Other reclassifications		—	—	—	—
Non-current assets held for sale:		—	—	—	—
Revaluation gains/(losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Entities accounted for using the equity method:		11	(93)	236	(160)
Revaluation gains/(losses)		12	(102)	236	(174)
Amounts transferred to income statement		(1)	9	—	14
Other reclassifications		—	—	—	—
Income tax		(94)	(250)	(586)	(37)
TOTAL RECOGNISED INCOME AND EXPENSE		3,193	748	9,309	623

Attributable to the Parent		2,895	824	7,946	651
Attributable to non-controlling interests		298	(76)	1,363	(28)

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(Millions of reais)

	Note	01/07/14 to 30/09/14	01/07/13 to 30/09/13 (*)	01/01/14 to 30/09/14	01/01/13 to 30/09/13 (*)
CONSOLIDATED PROFIT FOR THE PERIOD		5,740	3,934	16,085	11,411
OTHER RECOGNISED INCOME AND EXPENSE:		11,113	10,558	(1,301)	17,865
Items that will not be reclassified to profit or loss		(377)	66	(666)	1,142
Actuarial gains and losses on defined benefit pension plans	11	(496)	134	(889)	2,148
Non-current assets held for sale		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		119	(68)	223	(1,006)
Items that may be reclassified subsequently to profit or loss for the period		11,490	10,492	(635)	16,723
Available-for-sale financial assets:	11	374	2,092	4,934	978
Revaluation gains/(losses)		2,597	3,418	9,233	4,063
Amounts transferred to income statement		(2,223)	(1,326)	(4,299)	(3,085)
Other reclassifications		—	—	—	—
Cash flow hedges:		663	298	1,280	189
Revaluation gains/(losses)		993	516	2,129	1,131
Amounts transferred to income statement		(330)	(218)	(849)	(942)
Amounts transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Hedges of net investments in foreign operations:	11	(2,112)	1,035	(5,532)	2,120
Revaluation gains/(losses)		(2,112)	1,107	(5,532)	2,117
Amounts transferred to income statement		—	(72)	—	3
Other reclassifications		—	—	—	—
Exchange differences:	11	12,804	8,008	(232)	13,983
Revaluation gains/(losses)		12,805	7,884	(244)	13,958
Amounts transferred to income statement		(1)	124	12	25
Other reclassifications		—	—	—	—
Non-current assets held for sale:		—	—	—	—
Revaluation gains/(losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Entities accounted for using the equity method:		26	(271)	731	(444)
Revaluation gains/(losses)		29	(291)	731	(483)
Amounts transferred to income statement		(3)	20	—	39
Other reclassifications		—	—	—	—
Income tax		(265)	(670)	(1,816)	(103)
TOTAL RECOGNISED INCOME AND EXPENSE		16,853	14,492	14,784	29,276

Attributable to the Parent		15,091	13,207	11,914	25,894
Attributable to non-controlling interests		1,762	1,285	2,870	3,382

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13 (*)	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognised income and expense	—	—	—	—	4,361	3,585	1,363	9,309
Other changes in equity	327	3,047	98	(49)	(4,370)	—	21	(926)
Capital increases/(reductions)	327	(330)	—	—	—	—	(525)	(528)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	209	—	—	—	—	209
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(664)	—	—	—	—	(307)	(971)
Transactions involving own equity instruments (net)	—	37	—	(49)	—	—	—	(12)
Transfers between equity items	—	4,423	(53)	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	103	103
Equity-instrument-based payments	—	—	(51)	—	—	—	—	(51)
Other increases/(decreases) in equity	—	(419)	(7)	—	—	—	750	324
Balance at 30/09/14	5,994	77,566	291	(58)	4,361	(10,567)	10,698	88,285

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of reais)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13 (*)	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Total recognised income and expense	—	—	—	—	13,516	(1,602)	2,870	14,784
Other changes in equity	1,030	8,540	308	(151)	(12,463)	—	(237)	(2,973)
Capital increases/(reductions)	1,030	(1,038)	—	—	—	—	(1,724)	(1,732)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	648	—	—	—	—	648
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,949)	—	—	—	—	(951)	(2,900)
Transactions involving own equity instruments (net)	—	115	—	(151)	—	—	—	(36)
Transfers between equity items	—	12,627	(164)	—	(12,463)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	323	323
Equity-instrument-based payments	—	—	(158)	—	—	—	—	(158)
Other increases/(decreases) in equity	—	(1,215)	(18)	—	—	—	2,115	882
Balance at 30/09/14	14,099	183,543	697	(179)	13,516	27,453	32,971	272,100

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	5,161	73,915	250	(287)	2,205	(6,590)	9,672	84,326
Adjustments due to changes in accounting policies	—	—	—	—	90	(2,884)	(257)	(3,051)
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	73,915	250	(287)	2,295	(9,474)	9,415	81,275
Total recognised income and expense	—	—	—	—	3,310	(2,659)	(28)	623
Other changes in equity	385	1,089	(52)	182	(2,295)	—	432	(259)
Capital increases/(reductions)	385	(391)	—	—	—	—	(7)	(13)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	91	—	—	—	—	91
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(635)	—	—	—	—	(489)	(1,124)
Transactions involving own equity instruments (net)	—	(31)	—	182	—	—	—	151
Transfers between equity items	—	2,393	(98)	—	(2,295)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	326	326
Equity-instrument-based payments	—	—	(36)	—	—	—	—	(36)
Other increases/(decreases) in equity	—	(247)	(9)	—	—	—	602	346
Balance at 30/09/13	5,546	75,004	198	(105)	3,310	(12,133)	9,819	81,639

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of reais)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	11,632	173,921	573	(776)	5,514	10,958	26,149	227,971
Adjustments due to changes in accounting policies	—	—	—	—	225	(7,766)	(694)	(8,235)
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	11,632	173,921	573	(776)	5,739	3,192	25,455	219,736
Total recognised income and expense	—	—	—	—	9,199	16,695	3,382	29,276
Other changes in equity	1,076	2,573	(165)	457	(5,739)	—	1,016	(782)
Capital increases/(reductions)	1,076	(1,093)	—	—	—	—	(19)	(36)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	253	—	—	—	—	253
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,651)	—	—	—	—	(1,360)	(3,011)
Transactions involving own equity instruments (net)	—	(86)	—	457	—	—	—	371
Transfers between equity items	—	6,011	(272)	—	(5,739)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	892	892
Equity-instrument-based payments	—	—	(100)	—	—	—	—	(100)
Other increases/(decreases) in equity	—	(608)	(46)	—	—	—	1,503	849
Balance at 30/09/13	12,708	176,494	408	(319)	9,199	19,887	29,853	248,230

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the

Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of euros)

	Note	30/09/14	30/09/13 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(352)	(25.056)

Consolidated profit for the period		5,190	4.106
Adjustments made to obtain the cash flows from operating activities:		14,049	13.488
Depreciation and amortisation charge		1,726	1.728
Other adjustments		12,323	11.760
Net increase/(decrease) in operating assets and liabilities:		(19,047)	(40.656)
Operating assets		(62,766)	(11.083)
Operating liabilities		43,719	(29.573)
Income tax recovered/(paid)		(544)	(1.994)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,579)	487

Payments:		(6,155)	(1.828)
Tangible assets	7	(4,748)	(911)
Intangible assets		(850)	(827)
Investments		(34)	(90)
Subsidiaries and other business units		(523)	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		2,576	2.315
Tangible assets	7	986	313
Intangible assets		—	116
Investments	2	286	226
Subsidiaries and other business units	2	664	1.097
Non-current assets held for sale and associated liabilities	6	640	563
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		219	(2.381)

Payments:		(6,456)	(6.969)
Dividends	3	(664)	(635)
Subordinated liabilities		(3,399)	(1.879)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		(2,393)	(4.455)
Other payments related to financing activities		—	—
Proceeds:		6,675	4.588
Subordinated liabilities	9	4,295	—
Issuance of own equity instruments		—	—
Disposal of own equity instruments		2,380	4.323
Other proceeds related to financing activities		—	265

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		3,087	(3.439)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(625)	(30.389)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,103	118.488

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,478	88.099

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,333	5.965
Cash equivalents at central banks		71,145	82.134
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,478	88.099

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the

Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of reais)

	Note	30/09/14	30/09/13 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(1,091)	(69.623)

Consolidated profit for the period		16,085	11.411
Adjustments made to obtain the cash flows from operating activities:		43,541	37.480
Depreciation and amortisation charge		5,349	4.802
Other adjustments		38,192	32.678
Net increase/(decrease) in operating assets and liabilities:		(59,031)	(112.973)
Operating assets		(194,525)	(30.797)
Operating liabilities		135,494	(82.176)
Income tax recovered/(paid)		(1,686)	(5.541)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(11,091)	1.352

Payments:		(19,171)	(5.079)
Tangible assets	7	(14,716)	(2.531)
Intangible assets		(2,745)	(2.298)
Investments		(105)	(250)
Subsidiaries and other business units		(1,605)	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		8,080	6.431
Tangible assets	7	3,057	869
Intangible assets		—	322
Investments	2	889	628
Subsidiaries and other business units	2	2,150	3.048
Non-current assets held for sale and associated liabilities	6	1,984	1.564
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		678	(6.616)

Payments:		(20,009)	(19.364)
Dividends	3	(1,949)	(1.651)
Subordinated liabilities		(10,643)	(5.221)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		(7,417)	(12.492)
Other payments related to financing activities		—	—
Proceeds:		20,687	12.748
Subordinated liabilities	9	13,311	—
Issuance of own equity instruments		—	—
Disposal of own equity instruments		7,376	12.012
Other proceeds related to financing activities		—	736

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,955)	22.416

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(15,459)	(52.471)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		251,171	320.344

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		235,712	267.873

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		16,437	18.137
Cash equivalents at central banks		219,275	249.736
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		235,712	267.873

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 September 2014.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the condensed consolidated financial statements for the period ended 30 September 2014

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the directors at the board meeting held on 11 November 2014. The Group’s consolidated financial statements for 2013 were approved by the shareholders at the Bank’s annual general meeting on 28 March 2014.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.’s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These financial statements were prepared to comply with the specific requirements and provisions established in CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as a result of the trading of the Bank’s marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2013 prepared in accordance with the specific requirements and provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on 2 June 2014) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2013 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2013.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating both to the three-month period ended 30 September 2014 and to the nine-month period then ended.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the interim period ended 30 September 2014, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2013.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (ICVM 480/09) and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2013, which were prepared to comply with the specific requirements and provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, income and expenses were translated at the average exchange rate for the period; in this connection it must be stated that the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim consolidated financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2013, taking into account the standards and interpretations that came into force in the first nine months of 2014. In this connection it should be noted that the following standards and interpretations came into force for the Group in the nine-month period ended 30 September 2014:

•	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognised amounts and this does not depend on the occurrence of future events.

•	Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets for which an impairment loss has been recognised or reversed during the period.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply the following interpretation early, under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	IFRIC 21, Levies - provides clarifying guidance on when to recognise a provision to pay a levy that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and on obligations to pay a levy whose timing and amount is certain. The obligation to pay is recognised when the activity that triggers the payment of the levy occurs.

The application of this interpretation did not have a material effect on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2013.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets - loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The fair value of certain unquoted assets and liabilities; and

7.	The recoverability of deferred tax assets.

In the nine-month period ended 30 September 2014 there were no significant changes in the estimates made at 2013 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended 31 December 2013 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2013 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2013 contained in these interim financial statements is presented for comparison purposes only with the information relating to the nine-month period ended 30 September 2014.

In order to interpret the changes in the balances with respect to December 2013, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2013) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2014, considering the exchange rates at the end of the nine-month period, was as follows: Mexican peso (+6.33%), US dollar (+9.60%), Brazilian real (+5.69%), pound sterling (+7.26%), Chilean peso (-4.13%) and Polish zloty (-0.56%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the Group’s interim financial statements.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from 1 October 2014 to the date on which these interim financial statements were authorised for issue, the following significant event occurred:

•	At its meeting of 16 October 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the second interim dividend is traditionally paid, and offered the shareholders the option of receiving an amount equivalent to said dividend of EUR 0.151 (BRL 0.478) per share, in shares or cash.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

The condensed consolidated statement of cash flows for the nine-month period ended 30 September 2013 shows a reduction in the cash flows from operating activities of EUR 25,056 million (BRL 69,623 million). This reduction arose mainly from the repayment by the Group of funds obtained from the European Central Bank since 2011 –the so-called LTROs (Long Term Refinancing Operations).

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2013 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2013, 2012 and 2011.

The tables below provide detailed information on the most representative acquisitions and disposals of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the nine-month period ended 30 September 2014:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	—	—	—	60.74%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	140	—	51.00%	51.00%
Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A.	Acquisition	31/07/14	383	—	88.50%	88.50%

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of reais)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	—	—	—	60.74%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	449	—	51.00%	51.00%
Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A.	Acquisition	31/07/14	1,156	—	88.50%	88.50%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of euros)
Santander Consumer USA Inc.	Sale	23/01/14	4.00%	60.74%	730
Altamira Asset Management, S.L.	Sale	03/01/14	85.00%	15.00%	385

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of reais)
Santander Consumer USA Inc.	Sale	23/01/14	4.00%	60.74%	2,365
Altamira Asset Management, S.L.	Sale	03/01/14	85.00%	15.00%	1,246

The most significant transactions performed in the nine-month period ended 30 September 2014 were as follows:

Sale of Altamira Asset Management

On 21 November 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the recovery of Banco Santander, S.A.’s loans in Spain and for managing and marketing the properties obtained through this activity (Altamira Asset Management, S.L.).

On 3 January 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million (BRL 2,150 million), giving rise to a net gain of EUR 385 million (BRL 1,246 million), which was recognised at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first nine months of 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4% related to the holding sold by the Group. Following this sale, at 30 September 2014 the Group held 60.46% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P. and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the aforementioned shareholders were reduced to below certain percentages following the placement, the shareholder agreement previously entered into by the shareholders was terminated, pursuant to the terms and conditions established in said agreement; this entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now fully consolidates its ownership interest in SCUSA and, at the date on which it obtained control, it included all of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined by reference to the fair value of SCUSA implicit in the public offering. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables - loans and advances to customers (*)	16,113
Tangible assets	1,636
Intangible assets (**)	503
Other assets	1,172

Total assets	20,631

Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities (***)	11,256
Provisions	11
Other liabilities	942

Total liabilities	18,400

Net asset value	2,231

Non-controlling interests	(876)

Fair value of employee share option plans	(94)

Cost of investment	(3,747)

Goodwill	2,486

Millions of euros
Cash and balances with central banks	3,839
Financial assets held for trading	71
Loans and receivables - loans and advances to customers (*)	52,201
Tangible assets	5,300
Intangible assets (*)	1,630
Other assets	3,797

Total assets	66,838

Deposits from credit institutions	20,057
Marketable debt securities and other financial liabilities (***)	36,466
Provisions	36
Other liabilities	3,052

Total liabilities	59,611

Net asset value	7,227

Non-controlling interests	(2,837)

Fair value of employee share option plans	(305)

Cost of investment	(12,139)

Goodwill	8,054

(*)	The estimate of fair value includes gains of EUR 18 million (BRL 58 million).
(**)	The preliminary valuation work identified the following intangible assets additional to those already existing:

•	Relationships with dealer networks amounting to EUR 429 million (BRL 1,390 million) with an average amortisation period of approximately 17 years.

•	Trademarks amounting to EUR 37 million (BRL 122 million).
(***)	In the estimate of fair value, the value of marketable debt securities increased by EUR 117 million (BRL 378 million).

The foregoing fair values are based on the information available at that date and they may be adjusted in the next four months, as provided for in IFRS 3.

In order to determine the fair value of loans and receivables, the loans and receivables were segregated into portfolios of loans with similar features and for each portfolio the present value of the cash flows expected to be received was calculated on the basis of the estimated future losses and prepayment rates.

Goodwill is attributable to the strong capability and proven experience of SCUSA’s employees and management team.

As a result of the aforementioned transaction, the Group recognised a net gain of EUR 730 million (BRL 2,365 million) at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first nine months of 2014, of which EUR 688 million (BRL 2,229 million) related to the adjustment to fair value of the ownership interest held by the Group.

Agreement with El Corte Inglés

On 7 October 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On 27 February 2014, following the obtainment of the relevant regulatory and competition authorisations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million (BRL 449 million) for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables - loans and advances to customers	1,291
Intangible assets	2
Other assets	22

Total assets	1,344

Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290

Total liabilities	1,132

Net asset value	212

Non-controlling interests	(104)

Cost of investment	(140)

Goodwill	32

Millions of reais
Loans and advances to credit institutions	93
Loans and receivables - loans and advances to customers	4,146
Intangible assets	6
Other assets	71

Total assets	4,316

Deposits from credit institutions	556
Customer deposits	260
Marketable debt securities	1,879
Provisions	10
Other liabilities	931

Total liabilities	3,636

Net asset value	680

Non-controlling interests	(334)

Cost of investment	(449)

Goodwill	103

Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A.

On 7 April 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A. (“Getnet”). The transaction was completed on 31 July 2014, and the price was set at BRL 1,156 million (approximately EUR 383 million).

Among the agreements reached, the Group has granted a put option to the non-controlling shareholders of Santander Getnet Serviços para Meios de Pagamento S.A. on all the shares held by them (11.5% of the share capital of this company). The Group has recognised the corresponding liability amounting to EUR 308 million (BRL 950 million) with a charge to equity.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On 28 April 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil) S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the Sao Paulo Stock Exchange in the form of Brazilian Depositary Receipts (BDRs).

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

The period for acceptance expired on 30 October and the bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil) S.A. Accordingly, Santander Group’s ownership interest in Banco Santander (Brasil) S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on 15 September 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date.

The shares of Banco Santander (Brasil) S.A. will continue to be listed on the Sao Paulo and New York stock exchanges.

Other transactions

Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the joint operation of the vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

Custody business

On 19 June 2014, the Group announced that it had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s current custody business in Spain, Mexico and Brazil, with the Group retaining the remaining 50%. The transaction, which entails valuing the business at EUR 975 million (BRL 2,949 million) at the date of the announcement, is expected to be completed in the fourth quarter of 2014.

Agreement with GE Capital

On 23 June 2014, the Group announced that Santander Consumer Finance, S.A., Banco Santander’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 700 million (BRL 2,112 million) at the date of the announcement. The transaction is expected to be completed in the fourth quarter of 2014.

Agreement with CNP

On 10 July 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies that service Santander’s consumer finance unit (Santander Consumer Finance) and which are based in Ireland. The agreement, which is subject to the relevant regulatory authorisations, values all the shares of the insurance companies, which sell life and non-life products through the Santander Consumer Finance network, at EUR 568 million (BRL 1,718 million). The transaction is scheduled to be completed before the end of the year.

Carfinco Financial Group

On 16 September 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialising in vehicle financing, for CAD 298 million (approximately EUR 210 million (BRL 636 million) at the date of the announcement). Carfinco’s board of directors and the shareholders have approved the transaction. The transaction, which is subject to regulatory authorisation, is expected to be completed in the fourth quarter of 2014 or at the beginning of 2015.

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first nine months of 2014 and 2013 was as follows:

	30/09/14			30/09/13
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)
Ordinary shares	11.49%	0.0575	664	12.04%	0.0602	635
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	11.49%	0.0575	664	12.04%	0.0602	635

Remuneration paid out of profit	7.98%	0.0399	461	8.26%	0.0413	436
Remuneration paid with a charge to reserves or share premium	3.51%	0.0176	203	3.78%	0.0189	199
Remuneration paid in kind	—	—	—	—	—	—

	30/09/14			30/09/13
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)
Ordinary shares	11.49%	0.1686	1,949	12.04%	0.01563	1,651
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	11.49%	0.1686	1,949	12.04%	0.01563	1,651

Remuneration paid out of profit	7.98%	0.1186	1,370	8.26%	0.1090	1,153
Remuneration paid with a charge to reserves or share premium	3.51%	0.0500	579	3.78%	0.0473	498
Remuneration paid in kind	—	—	—	—	—	—

Through the remuneration scheme (Santander Dividendo Elección) shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2013, the final dividend for that year (fourth dividend for 2013) and the first interim dividend for 2014, respectively, in cash or new shares.

In addition to the EUR 664 million (BRL 1,949 million) in cash shown in the foregoing table (of which EUR 235 million (BRL 670 million) relate to the amount of the third interim dividend for 2013, EUR 203 million (BRL 579 million) to the amount of the final dividend for 2013 and EUR 226 million (BRL 700 million) to the amount of the first interim dividend for 2014), in the first nine months of 2014 shares with a value of EUR 4,572 million (BRL 14,333 million) were used to remunerate shareholders under the aforementioned remuneration scheme (Santander Dividendo Elección).

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/09/14	30/09/13
Net profit attributable to the Parent (millions of euros)	4,361	3,310
Remuneration of contingently convertible preference shares (millions of euros)	(65)	—

	4,296	3,310
Of which:
from discontinued operations (millions of euros)	(7)	(14)
from continuing operations (millions of euros)	4,303	3,324

Weighted average number of shares outstanding	11,706,617,834	10,697,601,168

Basic earnings per share (euros)	0.37	0.31

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.37	0.31

	30/09/14	30/09/13
Net profit attributable to the Parent (millions of reais)	13,516	9,199
Remuneration of contingently convertible preference shares (millions of reais)	(201)	—

	13,315	9,199
Of which:
from discontinued operations (millions of reais)	(22)	(39)
from continuing operations (millions of reais)	13,337	9,238

Weighted average number of shares outstanding	11,706,617,834	10,697,601,168

Basic earnings per share (reais)	1.14	0.86

Of which: from discontinued operations (reais)	0.00	0.00

from continuing operations (reais)	1.14	0.86

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30/09/14	30/09/13
Net profit attributable to the Parent (millions of euros)	4,361	3,310
Remuneration of contingently convertible preference shares (millions of euros)	(65)	—
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of euros)	4,296	3,310

Of which:
from discontinued operations (millions of euros)	(7)	(14)

from continuing operations (millions of euros)	4,303	3,324

Weighted average number of shares outstanding	11,706,617,834	10,697,601,168
Dilutive effect of:
Options/ receipt of shares	30.438.437	62,642,622

Adjusted number of shares	11.737.056.271	10,760,243,790

Diluted earnings per share (euros)	0.37	0.31

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.37	0.31

	30/09/14	30/09/13
Net profit attributable to the Parent (millions of reais)	13,516	9,199
Remuneration of contingently convertible preference shares (millions of reais)	(201)	—
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of reais)	13,315	9,199

Of which:
from discontinued operations (millions of reais)	(22)	(39)

from continuing operations (millions of reais)	13,337	9,238

Weighted average number of shares outstanding	11,706,617,834	10,697,601,168
Dilutive effect of:
Options/ receipt of shares	30.438.437	62,642,622

Adjusted number of shares	11.737.056.271	10,760,243,790

Diluted earnings per share (reais)	1.13	0.85

Of which: from discontinued operations (reais)	0.00	0.00

from continuing operations (reais)	1.13	0.85

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2013 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2013 and 2012.

The most salient data relating to the aforementioned remuneration and benefits for the nine-month periods ended 30 September 2014 and 2013 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	30/09/14	30/09/13
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	6,010	6,648
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	961	998
Bylaw-stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	356	663

Sub-total	7,327	8,309
Transactions with shares and/or other financial instruments	—	—

	7,327	8,309

	Thousands of reais
	30/09/14	30/09/13
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	18,627	18,473
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	2,978	2,773
Bylaw-stipulated annual directors’ emoluments	—	—
Other (except insurance premiums)	1,103	1,842

Sub-total	22,708	23,088
Transactions with shares and/or other financial instruments	—	—

	22,708	23,088

(1)	The notes to the annual consolidated financial statements for 2014 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	30/09/14	30/09/13
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	5,204	5,338
Pension funds and plans: Provisions and/or contributions (1)	2,755	3,127
Pension funds and plans: Accumulated rights (2)	123,839	143,103
Life insurance premiums	229	537
Guarantees provided for directors	—	—

	Thousands of reais
	30/09/14	30/09/13
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	16,039	16,231
Pension funds and plans: Provisions and/or contributions (1)	8,491	9,508
Pension funds and plans: Accumulated rights (2)	381,684	435,119
Life insurance premiums	706	1,633
Guarantees provided for directors	—	—

(1)	Corresponds to provisions and/or contributions made in the first nine months of 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability). The amount for the first nine months of 2013 relates only to retirement pensions.
(2)	Corresponds to the pension rights accumulated by the directors. The accumulated rights (30 September 2014: EUR 26,469 thousand (BRL 81,580 thousand)) of the former chairman, who passed away on 9 September 2014, will correspond to the beneficiaries stipulated in the insurance policy instrumenting these rights. In addition, at 30 September 2014 and 2013 former Board members held accumulated pension rights amounting to EUR 89,725 thousand (BRL 276,541 thousand) and EUR 92,154 thousand (BRL 280,203 thousand), respectively.

Also, in their capacity as members of the boards of directors of other Group companies, in the first nine months of 2014 Mr. Matías Rodríguez Inciarte received EUR 28 thousand (BRL 87 thousand) as non-executive director of U.C.I., S.A. (first nine months of 2013: EUR 42 thousand (BRL 117 thousand)) and Mr. Vittorio Corbo Lioi – who resigned from his position as director of the Bank, stepping down from this office effective 24 July 2014 – received, until the date of his departure, EUR 253 thousand (BRL 784 thousand): EUR 89 thousand (BRL 276 thousand) as chairman and non-executive director of Banco Santander Chile, EUR 156 thousand (BRL 483 thousand) for the provision of advisory services to the latter and EUR 8 thousand (BRL 25 thousand) as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V. (first nine months of 2013: EUR 88 thousand (BRL 245 thousand), EUR 211 thousand (BRL 586 thousand) and EUR 14 thousand (BRL 39 thousand), respectively).

Remuneration of senior managers (1) (2)

	Thousands of euros
	30/09/14	30/09/13
Senior management:
Total remuneration of senior management	22,373	25,142

	Thousands of reais
	30/09/14	30/09/13
Senior management:
Total remuneration of senior management	69,340	69,863

(1)	The above amounts reflect the remuneration for the first nine months irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.
(2)	The number of senior managers of the Bank, excluding executive directors, was 25 at 30 September 2013 and at 30 September 2014.

The annual variable remuneration (or bonus) for 2013 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2014 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2014.

5.	Financial assets

a) Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 30 September 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/09/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	2,688	20,527	—	65,372	—
Loans and advances to customers	524	10,266	—	711,198	—
Debt instruments	58,325	4,170	94,333	7,836	—
Equity instruments	9,770	962	4,893	—	—
Trading derivatives	71,533	—	—	—	—

	142,840	35,925	99,226	784,406	—

	Millions of reais
	30/09/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	8,283	63,265	—	201,482	—
Loans and advances to customers	1,616	31,642	—	2,191,984	—
Debt instruments	179,764	12,852	290,744	24,153	—
Equity instruments	30,112	2,966	15,080	—	—
Trading derivatives	220,472	—	—	—	—

	440,247	110,725	305,824	2,417,619	—

	Millions of euros
	31/12/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	5,503	13,444	—	56,017	—
Loans and advances to customers	5,079	13,196	—	650,581	—
Debt instruments	40,841	3,875	79,844	7,886	—
Equity instruments	4,967	866	3,955	—	—
Trading derivatives	58,899	—	—	—	—

	115,289	31,381	83,799	714,484	—

	Millions of reais
	31/12/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	17,927	43,795	—	182,481	—
Loans and advances to customers	16,545	42,988	—	2,119,333	—
Debt instruments	133,044	12,623	260,100	25,689	—
Equity instruments	16,180	2,821	12,884	—	—
Trading derivatives	191,869	—	—	—	—

	375,565	102,227	272,984	2,327,503	—

b) Sovereign risk with peripheral European countries

The detail at 30 September 2014 and 31 December 2013, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2013), is as follows:

	Sovereign risk by country of issuer/borrower at 30 September 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	5,452	(1,387)	19,451	1,667	16,204	41,387	116	—
Portugal	337	(62)	8,446	—	745	9,466	—	—
Italy	4,786	(897)	82	—	—	3,971	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	85	—

	Sovereign risk by country of issuer/borrower at 30 September 2014 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	16,803	(4,276)	59,950	5,139	49,941	127,557	358	—
Portugal	1,038	(190)	26,030	—	2,295	29,173	—	—
Italy	14,751	(2,764)	252	—	—	12,239	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	262	—

(*)	Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies’ balance sheets amounting to EUR 7,829 million (of which EUR 6,792 million, EUR 715 million and EUR 322 million relate to Spain, Portugal and Italy, respectively) (BRL 24,130 million (of which BRL 20,934 million, BRL 2,204 million and BRL 992 million relate to Spain, Portugal and Italy, respectively)) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 4,409 million (of which EUR 4,147 million, EUR 127 million and EUR 135 million to Spain, Portugal and Italy, respectively) (BRL 13,588 million (of which BRL 12,781 million, BRL 391 million and BRL 416 million to Spain, Portugal and Italy, respectively)).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 36 million (BRL 111 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

	Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	15,581	(6,773)	68,879	3,730	43,567	124,984	(498)	—
Portugal	482	—	6,763	—	1,899	9,144	—	—
Italy	8,376	(4,111)	250	—	—	4,515	—	7
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	648	—

(*)	Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) (BRL 18,389 million (of which BRL 15,581 million, BRL 2,130 million and BRL 678 million relate to Spain, Portugal and Italy, respectively)) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 1,884 million (of which EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively) (BRL 6,137 million (of which BRL 5,300 million, BRL 384 million, BRL 446 million and BRL 7 million to Spain, Portugal, Italy and Ireland, respectively)).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 20 million (BRL 65 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 September 2014 and 31 December 2013 is as follows:

	Exposure to other counterparties by country of issuer/borrower at 30 September 2014 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	499	11,263	2,591	6,015	1,252	158,190	179,810	3,307	(18)
Portugal	1,114	—	242	1,437	2,198	24,213	29,204	1,747	(1)
Italy	5	—	668	514	—	6,644	7,831	(108)	6
Greece	—	—	—	—	—	52	52	33	—
Ireland	—	—	219	93	135	774	1,221	268	—

	Exposure to other counterparties by country of issuer/borrower at 30 September 2014 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	1,538	34,712	7,987	18,538	3,859	487,557	554,191	10,193	(53)
Portugal	3,433	—	746	4,428	6,774	74,627	90,008	5,383	(2)
Italy	15	—	2,060	1,583	—	20,477	24,135	(332)	18
Greece	—	—	—	—	—	160	160	102	—
Ireland	—	—	674	285	417	2,386	3,762	826	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 59,026 million, EUR 6,310 million, EUR 3,039 million, EUR 17 million and EUR 278 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 181,924 million, BRL 19,448 million, BRL 9,367 million, BRL 52 million and BRL 857 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,778 million (BRL 39,383 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

	Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	2,658	24,272	10,255	25,494	5,877	522,773	591,329	6,453	(143)
Portugal	5,590	—	681	3,805	6,010	83,323	99,409	4,737	(3)
Italy	36	—	1,199	889	303	21,142	23,569	(375)	(7)
Greece	—	—	—	—	—	261	261	—	—
Ireland	—	—	745	1,173	844	1,652	4,414	3,359	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 158,512 million, BRL 19,487 million, BRL 8,851 million, BRL 13 million and BRL 303 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 13,209 million (BRL 43,030 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 September 2014 and 31 December 2013:

30/09/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,405	1,711	(306)	(13)	(5)	(18)
Portugal	Sovereign	224	241	(17)	—	—	—
	Other	157	168	(11)	(1)	—	(1)
Italy	Sovereign	375	311	64	(2)	2	—
	Other	715	752	(37)	1	5	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

30/09/14
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	4,330	5,273	(943)	(39)	(14)	(53)
Portugal	Sovereign	690	743	(53)	1	(1)	—
	Other	484	518	(34)	(2)	—	(2)
Italy	Sovereign	1,156	959	197	(6)	6	—
	Other	2,204	2,318	(114)	2	16	18
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	12	12	—	—	—	—
	Other	—	—	—	—	—	—

31/12/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

31/12/13
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	5,652	7,418	(1,766)	(59)	(84)	(143)
Portugal	Sovereign	626	567	59	16	(16)	—
	Other	727	906	(179)	3	(6)	(3)
Italy	Sovereign	1,965	1,857	108	(3)	10	7
	Other	2,717	2,974	(257)	(7)	—	(7)
Greece	Sovereign	—	—	—	—	—	—
	Other	16	16	—	—	—	—
Ireland	Sovereign	13	13	—	—	—	—
	Other	20	20	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At 30 September 2014, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 59 million (BRL 183 million) to the consolidated income statement for the first nine months of 2014 (first nine months of 2013: net charge of EUR 142 million (BRL 395 million)). The changes in valuation adjustments in the first nine months are recognised in the consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the nine-month periods ended 30 September 2014 and 2013 were as follows:

	Millions of euros
	30/09/14	30/09/13
Balance at beginning of period	24,959	25,467

Impairment losses charged to income for the period	9,055	9,297
Of which:
Impairment losses charged to income	12,593	12,673
Impairment losses reversed with a credit to income	(3,538)	(3,376)
Write-off of impaired balances against recorded impairment allowance	(8,722)	(8,043)
Exchange differences and other changes	2,191	(1,127)

Balance at end of period	27,483	25,594

Of which:
By method of assessment:
Individually assessed	21,824	22,035
Of which, arising from country risk	39	44
Collectively assessed	5,659	3,559

	Millions of reais
	30/09/14	30/09/13
Balance at beginning of period	81,306	68,853

Impairment losses charged to income for the period	28,064	25,834
Of which:
Impairment losses charged to income	39,029	35,215
Impairment losses reversed with a credit to income	(10,965)	(9,381)
Write-off of impaired balances against recorded impairment allowance	(27,032)	(22,349)
Exchange differences and other changes	2,366	5,483

Balance at end of period	84,704	77,821

Of which:
By method of assessment:
Individually assessed	67,261	67,000
Of which, arising from country risk	120	134
Collectively assessed	17,443	10,821

Previously written-off assets recovered in the first nine months of 2014 and 2013 amounted to EUR 956 million and EUR 764 million (BRL 2,963 million and BRL 2,123 million), respectively. Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 8,099 million (BRL 25,101 million) in the first nine months of 2014 (first nine months of 2013: EUR 8,533 million (BRL 23,711 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 8,158 million (BRL 25,284 million) for the nine-month period ended 30 September 2014 (nine-month period ended 30 September 2013: EUR 8,675 million (BRL 24,106 million)).

d)	Impaired assets

The detail of the changes in the nine-month periods ended 30 September 2014 and 2013 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	30/09/14	30/09/13
Balance at beginning of period	40,374	35,361
Net additions	7,153	13,211
Written-off assets	(8,722)	(8,043)
Changes in scope of consolidation	326	299
Exchange differences and other	1,336	(647)

Balance at end of period	40,467	40,181

	Millions of reais
	30/09/14	30/09/13
Balance at beginning of period	131,522	95,602
Net additions	22,169	36,710
Written-off assets	(27,032)	(22,349)
Changes in scope of consolidation	1,010	831
Exchange differences and other	(2,946)	11,380

Balance at end of period	124,723	122,174

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 30 September 2014 and 31 December 2013:

	Millions of euros		Millions of euros
	30/09/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	65,372	65,578	56,017	56,213
Loans and advances to customers	711,198	715,817	650,581	651,338
Debt instruments	7,836	7,802	7,886	7,858

ASSETS	784,406	789,197	714,484	715,409

	Millions of reais		Millions of reais
	30/09/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	201,482	202,117	182,481	183,119
Loans and advances to customers	2,191,984	2,206,222	2,119,333	2,121,799
Debt instruments	24,153	24,045	25,689	25,598

ASSETS	2,417,619	2,432,384	2,327,503	2,330,516

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

6.	Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at 30 September 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/09/14	31/12/13
Tangible assets	5,269	4,845
Of which:
Foreclosed assets	5,067	4,742
Of which: Property assets in Spain	4,522	4,146
Other tangible assets held for sale	202	103
Other assets	47	47

	5,316	4,892

	Millions of reais
	30/09/14	31/12/13
Tangible assets	16,240	15,783
Of which:
Foreclosed assets	15,617	15,448
Of which: Property assets in Spain	13,937	13,506
Other tangible assets held for sale	623	335
Other assets	145	153

	16,385	15,936

At 30 September 2014, the allowance that covers the value of the foreclosed assets amounted to EUR 5,368 million (BRL 16,543 million) – (31 December 2013: EUR 4,955 million (BRL 16,141 million)), which represents a coverage ratio of 51.45% of the gross value of the portfolio (31 December 2013: 51.1%). The net charge in the first nine months of 2014 amounted to EUR 210 million (BRL 651 million) (first nine months of 2013: EUR 211 million (BRL 586 million)), and is recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first nine months of 2014, the Group sold foreclosed properties for a net total of approximately EUR 578 million (BRL 1,790 million), the gross value of which amounted to EUR 828 million (BRL 2,566 million), giving rise to gains of EUR 23 million (BRL 72 million), which are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first nine months of 2014 (first nine months of 2013: loss of EUR 66 million (BRL 183 million)).

7.	Tangible assets

a)	Changes in the period

In the first nine months of 2014, tangible assets were acquired for EUR 4,748 million (BRL 14,716 million) (first nine months of 2013: EUR 911 million (BRL 2,531 million)).

Also, in the first nine months of 2014, tangible asset items were disposed of with a carrying amount of EUR 954 million (BRL 2,956 million) (first nine months of 2013: EUR 263 million (BRL 731 million)), giving rise to a net gain of EUR 32 million (BRL 101 million) in the first nine months of 2014 (first nine months of 2013: a gain of EUR 50 million (BRL 138 million)).

Furthermore, as a result of the full consolidation of SCUSA (see Note 2), tangible assets amounting to EUR 1,636 million (BRL 5,300 million) were added in the first nine months of 2014.

b)	Impairment losses

In the first nine months of 2014, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 110 million (BRL 341 million) (first nine months of 2013: EUR 191 million (BRL 531 million)), which were recognised under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At 30 September 2014 and 2013, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Intangible assets - Goodwill in the consolidated balance sheets at 30 September 2014 and 31 December 2013, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	30/09/14	31/12/13
Santander UK	9,560	8,913
Banco Santander (Brazil)	6,403	5,840
Santander Consumer USA Inc.	2,670	—
Bank Zachodni WBK	2,473	2,487
Santander Holdings USA	1,632	1,489
Santander Consumer Holding (Germany)	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander Chile	659	687
Grupo Financiero Santander (Mexico)	589	541
Other companies	1,023	969

	27,364	23,281

	Millions of reais
	30/09/14	31/12/13
Santander UK	29,465	29,035
Banco Santander (Brazil)	19,735	19,024
Santander Consumer USA Inc.	8,229	—
Bank Zachodni WBK	7,622	8,102
Santander Holdings USA	5,030	4,851
Santander Consumer Holding (Germany)	4,053	4,284
Banco Santander Totta	3,205	3,388
Banco Santander Chile	2,031	2,238
Grupo Financiero Santander (Mexico)	1,815	1,762
Other companies	3,155	3,156

	84,340	75,840

The changes from 31 December 2013 to 30 September 2014 relate mainly to the recognition of the goodwill associated with the obtainment of control over Santander Consumer USA (see Note 2). In addition, in the first nine months of 2014, goodwill increased by EUR 1,305 million due to exchange differences which, pursuant to current regulations, were recognised with a credit to Valuation adjustments - Exchange differences in equity through the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2013 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise, where appropriate, the necessary impairment losses.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first nine months of 2014 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first nine months of 2014, there were impairment losses amounting to EUR 688 million (BRL 2,131 million) which were recognised under Impairment losses on other assets (net) in the consolidated income statement. The aforementioned impairment losses correspond, mainly, to the decrease or loss of the recoverable amount of certain systems and computer applications as a result of the processes initiated by the Group for both adaptation to the various regulatory changes and business transformation and integration.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at 30 September 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/09/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost
Deposits from central banks	2,380	3,616	11,530	3,866	2,097	9,788
Deposits from credit institutions	4,067	20,058	94,700	7,468	9,644	76,534
Customer deposits	9,101	35,247	601,983	8,500	26,484	572,853
Marketable debt securities	197	4,048	191,349	1	4,086	171,390
Trading derivatives	71,858	—	—	58,887	—	—
Subordinated liabilities	—	—	17,334	—	—	16,139
Short positions	19,621	—	—	15,951	—	—
Other financial liabilities	—	—	22,692	—	—	16,410

	107,224	62,969	939,588	94,673	42,311	863,114

	Millions of reais
	30/09/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost
Deposits from central banks	7,335	11,145	35,536	12,594	6,831	31,885
Deposits from credit institutions	12,535	61,820	291,873	24,328	31,416	249,317
Customer deposits	28,051	108,634	1,855,371	27,690	86,274	1,866,126
Marketable debt securities	608	12,478	589,757	3	13,311	558,320
Trading derivatives	221,474	—	—	191,830	—	—
Subordinated liabilities	—	—	53,424	—	—	52,575
Short positions	60,475	—	—	51,962	—	—
Other financial liabilities	—	—	69,938	—	—	53,457

	330,478	194,077	2,895,899	308,407	137,832	2,811,680

b)	Information on issues, repurchases or redemptions of debt instruments

Following is a detail, at 30 September 2014, of the outstanding balance of the debt instruments which at that date had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first nine months of 2014:

	Millions of euros
	30/09/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	25,373	(33,377)	(5,753)	130,108
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	15,572	(9,233)	5,248	14,813
Other debt instruments issued outside EU member states	44,525	31,922	(27,040)	18,600	68,007

	191,616	72,867	(69,650)	18,095	212,928

	Millions of reais
	30/09/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/14
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	468,655	78,638	(103,444)	(42,841)	401,008
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	10,509	48,262	(28,616)	15,500	45,655
Other debt instruments issued outside EU member states	145,045	98,935	(83,804)	49,428	209,604

	624,209	225,835	(215,864)	22,087	656,267

On 5 March 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) with exclusion of the pre-emptive subscription rights and for a nominal amount of up to EUR 1,500 million (BRL 4,823 million) (“the Issue”). The Issue was placed using an accelerated demand research process and only targeted qualified investors.

The CCPSs were issued at par and their interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years, to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate.

On 25 March 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs have been traded on the Global Exchange Market of the Irish Stock Exchange since 12 March 2014, the date these CCPSs were issued.

On 8 May 2014, the Bank announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) with exclusion of the pre-emptive subscription rights and for a nominal amount of up to USD 2,500 million. The final amount of the issue was USD 1,500 million (BRL 3,322 million). The CCPSs were issued at par and their interest, payment of which is discretionary and subject to certain conditions, was set at 6.375% per annum for the first five years, to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate.

On 28 May 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs have been traded on the Global Exchange Market of the Irish Stock Exchange since 19 May 2014, the date these CCPSs were issued.

On 2 September 2014, the Bank announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) with exclusion of the pre-emptive subscription rights and for a nominal amount of up to EUR 2,500 million. The final amount of the issue was EUR 1,500 million (BRL 4,623 million). The CCPSs were issued at par and their interest, payment of which is discretionary and subject to certain conditions, was set at 6.25% per annum for the first seven years, to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate.

On 30 September 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs have been traded on the Global Exchange Market of the Irish Stock Exchange since 11 September 2014, the date these CCPSs were issued.

Furthermore, on 29 January 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes with a nominal amount of USD 1,248 million (BRL 3,000 million), of which the Group acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

c)	Other issues guaranteed by the Group

At 30 September 2014, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issues (excluding promissory notes, securitisations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first nine months of 2014, or guaranteed by the Bank or Group entities, are as follows:

Issuer data					Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1014539289	Senior debt	14/01/14	1,000	1,000	2.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1017654150	Mortgage- backed bond	20/01/14	965	965	3M GB LIBOR + 0.51%	London	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Issue	FIXRATE CHF 300 bond	Senior debt	20/01/14	249	249	1.00%	N/A	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	XS1023278887	Senior debt	27/01/14	500	500	3M EU + 0.35%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ / BBB-	Issue	XS1016635580	Senior debt	29/01/14	1,000	945	1.45%	Dublin	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB /BBB	Issue	XS1022793951	Senior debt	03/02/14	500	500	3M EU + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	N/A	Issue	FINANCIAL BILL (LF)	Senior debt	07/03/14	325	325	6.75%	Brazil	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issue	XS1041097301	Senior debt	10/03/14	300	300	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2	Issue	XS1043535092	Preference share	12/03/14	1,500	1,500	6.25% (*)	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AN46	Senior debt	13/03/14	795	795	4.00%	Berlin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AM62	Senior debt	13/03/14	874	874	1.38%	Trace	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AP93	Senior debt	13/03/14	318	318	3M US LIBOR + 0.51%	Trace	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ / BBB	Issue	XS1046276504	Senior debt	25/03/14	1,500	1,500	1.38%	Dublin	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Baa1 / BBB+	Issue	PTBSQDOE0020	Mortgage- backed bond	01/04/14	1,000	969	1.50%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issue	XS1049100099	Senior debt	02/04/14	1,000	997	1.15%	Frankfurt	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Issue	US05967QAE26	Senior debt	15/04/14	397	397	3M US LIB + 0.90%	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba1	Issue	XS1066553329	Preference share	19/05/14	1,192	1,192	6.38% (*)	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A1	Issue	ES0413900350	Territorial bond	20/05/14	218	218	3M EU + 0.65%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	XS1070235004	Senior debt	22/05/14	500	500	3M US LIBOR + 0.625%	London	Santander UK guarantee	N/A
EMISORA SANTANDER ESPAÑA, S.A.U.	Subsidiary	Spain	N/A	Issue	ES0205014006	Senior debt	30/05/14	224	224	2.23%	AIAF	Banco Santander, S.A. guarantee	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	Baa1 / BBB /BBB	Issue	XS1074244317	Senior debt	10/06/14	500	500	1.00%	Dublin	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	BBB / BB / BBB	Issue	PTBSQEOE0029	Mortgage- backed bond	11/06/14	750	750	1.63%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issue	XS1076820312	Senior debt	20/06/14	600	600	3M EU + 0.57%	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	285	285	3M EU + 0.38%	London	Santander UK PLC guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	215	215	3M EU + 0.38%	London	Santander UK PLC guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	350	350	3M EU + 0.70%	London	Santander UK PLC guarantee	N/A

Issuer data			Issuer or issue credit rating	Transaction	Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office			ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	10/09/14	795	795	2.35%	New York	Santander UK PLC guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	BA1	Issue	XS1107291541	Preference share	11/09/14	1,500	1,500	6.25% (*)	Dublin	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A-	Issue	XS1107321710	Senior debt	15/09/14	300	300	3M EU + 0.50%	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1111559685	Mortgage- backed bond	18/09/14	500	500	1.25%	London	Santander UK PLC guarantee - Abbey Covered Bonds LLP	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1111559339	Mortgage- backed bond	18/09/14	1,000	1,000	0.38%	London	Santander UK PLC guarantee - Abbey Covered Bonds LLP	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AR59	Senior debt	29/09/14	397	397	1.65%	New York	Santander UK PLC guarantee	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/14	294	—	TIIE 28 + 0.20%	Mexico	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1 / AA+	Repayment	ES0413900111	Mortgage- backed bond	06/02/14	2,959	—	3.50%	AIAF	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1 / AAA	Repayment	ES0413440100	Mortgage- backed bond	21/02/14	1,353	—	4.25%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2/A	Repayment	XS0597611705	Senior debt	03/03/14	1,000	—	4.13%	London	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	FINANCIAL BILL (LF)	Financial bill (LF)	06/03/14	327	—	5.13%	N/A	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 / A + / A	Repayment	XS0752985878	Senior debt	10/03/14	240	—	6M US + 2.76%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/14	954	—	3M US LIB + 2.1%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0611215103	Senior debt	07/04/14	1,000	—	4.25%	Luxembourg	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AH77 / 002799 AH7	Senior debt	25/04/14	795	—	3M US LIBOR + 1.58%	New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AK07 / 002799 AK0	Senior debt	25/04/14	397	—	2.88%	New York	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0931678055	Senior debt	20/05/14	200	—	3M EU + 1.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900186	Mortgage- backed bond	27/05/14	1,500	—	3.88%	AIAF	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0935823657	Senior debt	30/05/14	200	—	3M EU + 0.81%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	N/A	Repayment	N/A	Mortgage- backed bond	06/06/14	200	—	3M EU + 0.26%	Private issue	—	N/A

Issuer data			Issuer or issue credit rating	Transaction	Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office			ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0098255176	Senior debt	15/06/14	215	—	0.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0434592449	Senior debt	18/06/14	772	—	5.50%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa2	Repayment	XS0862695110	Senior debt	20/06/14	500	—	3.25%	Luxembourg	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0520785394	Mortgage- backed bond	30/06/14	1,375	—	3.13%	London	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB+ / A-	Repayment	XS0531257193	Senior debt	12/08/14	1,440	—	3.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES S.A.U.	Subsidiary	Spain	Aa2 /AA- / AA-	Repayment	XS0327533617	Subordinated debt	24/07/14	613	—	3M EU + 0.14%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE PREFERRED S.A.U.	Subsidiary	Spain	BB-	Repayment	XS0441528949	Preference share	27/07/14	824	—	BP0003M + 7.660%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / A- / BBB+	Repayment	XS0821078861	Senior debt	04/09/14	1,917	—	4.38%	London	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3 / AA / AA	Repayment	ES0413440050	Mortgage- backed bond	16/09/14	1,299	—	4.25%	AIAF	—	N/A
SANTANDER ISSUANCES S.A.U.	Subsidiary	Spain	BBB-	Repayment	XS0440403797	Subordinated debt	27/09/14	476	—	BP0003M + 4.160%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE PREFERRED S.A.U.	Subsidiary	Spain	BB-	Repayment	USE8683R1448	Preference share	29/09/14	656	—	10.50%	New York	Banco Santander, S.A. guarantee	N/A

(*)	See Note 9.b.
(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at 30 September 2014.

Issuer data			Issuer or issue credit rating	Transaction	Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office			ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	XS1014539289	Senior debt	14/01/14	3,082	3,082	2.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1017654150	Mortgage-backed bond	20/01/14	2,974	2,974	3M GB LIBOR + 0.51%	London	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issue	FIXRATE CHF 300 bond	Senior debt	20/01/14	767	767	1.00%	N/A	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	XS1023278887	Senior debt	27/01/14	1,541	1,541	3M EU + 0.35%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ /BBB-	Issue	XS1016635580	Senior debt	29/01/14	3,082	2,913	1.45%	Dublin	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB /BBB	Issue	XS1022793951	Senior debt	03/02/14	1,541	1,541	3M EU + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	N/A	Issue	FINANCIAL BILL (LF)	Senior debt	07/03/14	1,002	1,002	6.75%	Brazil	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issue	XS1041097301	Senior debt	10/03/14	925	925	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2	Issue	XS1043535092	Preference share	12/03/14	4,623	4,623	6.25% (*)	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AN46	Senior debt	13/03/14	2,450	2,450	4.00%	Berlin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AM62	Senior debt	13/03/14	2,694	2,694	1.38%	Trace	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	US002799AP93	Senior debt	13/03/14	980	980	3M US LIBOR + 0.51%	Trace	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issue	XS1046276504	Senior debt	25/03/14	4,623	4,623	1.38%	Dublin	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Baa1 / BBB+	Issue	PTBSQDOE0020	Mortgage-backed bond	01/04/14	3,082	2,987	1.50%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- /BBB	Issue	XS1049100099	Senior debt	02/04/14	3,082	3,073	1.15%	Frankfurt	—	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issue	US05967QAE26	Senior debt	15/04/14	1,224	1,224	3M US LIB + 0.90%	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba1	Issue	XS1066553329	Preference share	19/05/14	3,674	3,674	6.38% (*)	Trace	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A1	Issue	ES0413900350	Territorial bond	20/05/14	673	673	3M EU + 0.65%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issue	XS1070235004	Senior debt	22/05/14	1,541	1,541	3M US LIBOR + 0.625%	London	Santander UK guarantee	N/A
EMISORA SANTANDER ESPAÑA, S.A.U.	Subsidiary	Spain	N/A	Issue	ES0205014006	Senior debt	30/05/14	690	690	2.23%	AIAF	Banco Santander, S.A. guarantee	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	Baa1 / BBB /BBB	Issue	XS1074244317	Senior debt	10/06/14	1,541	1,541	1.00%	Dublin	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	BBB / BB / BBB	Issue	PTBSQEOE0029	Mortgage-backed bond	11/06/14	2,312	2,312	1.63%	Euronext Lisbon	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issue	XS1076820312	Senior debt	20/06/14	1,849	1,849	3M EU + 0.57%	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	878	878	3M EU + 0.38%	London	Santander UK PLC guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	663	663	3M EU + 0.38%	London	Santander UK PLC guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	29/08/14	1,079	1,079	3M EU + 0.70%	London	Santander UK PLC guarantee	N/A

Issuer data			Issuer or issue credit rating	Transaction	Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office			ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1097880584	Senior debt	10/09/14	2,450	2,450	2.35%	New York	Santander UK PLC guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	BA1	Issue	XS1107291541	Preference share	11/09/14	4,623	4,623	6.25% (*)	Dublin	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A-	Issue	XS1107321710	Senior debt	15/09/14	925	925	3M EU + 0.50%	Dublin	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1111559685	Mortgage-backed bond	18/09/14	1,541	1,541	1.25%	London	Santander UK PLC guarantee - Abbey Covered Bonds LLP	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1111559339	Mortgage-backed bond	18/09/14	3,082	3,082	0.38%	London	Santander UK PLC guarantee - Abbey Covered Bonds LLP	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AR59	Senior debt	29/09/14	1,225	1,225	1.65%	New York	Santander UK PLC guarantee	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/14	906		TIIE 28 + 0.20%	Mexico	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AA+	Repayment	ES0413900111	Mortgage-backed bond	06/02/14	9,121	—	3.50%	AIAF	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AAA	Repayment	ES0413440100	Mortgage-backed bond	21/02/14	4,170	—	4.25%	AIAF	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2/A	Repayment	XS0597611705	Senior debt	03/03/14	3,082	—	4.13%	London	—	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	FINANCIAL BILL (LF)	Financial bill (LF)	06/03/14	1,008	—	5.13%	N/A	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 /A+ / A	Repayment	XS0752985878	Senior debt	10/03/14	740	—	6M US + 2.76%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/14	2,940	—	3M US LIB + 2.1%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0611215103	Senior debt	07/04/14	3,082	—	4.25%	Luxembourg	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AH77 / 002799 AH7	Senior debt	25/04/14	2,450	—	3M US LIBOR + 1.58%	New York	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AK07 / 002799 AK0	Senior debt	25/04/14	1,224	—	2.88%	New York	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0931678055	Senior debt	20/05/14	616	—	3M EU + 1.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900186	Mortgage-backed bond	27/05/14	4,623	—	3.88%	AIAF	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0935823657	Senior debt	30/05/14	616	—	3M EU + 0.81%	Luxembourg	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	N/A	Repayment	N/A	Mortgage-backed bond	06/06/14	616	—	3M EU + 0.26%	Private issue	—	N/A

Issuer data			Issuer or issue credit rating	Transaction	Data on the transactions performed in the first nine months of 2014
Name	Relationship with the Bank	Country of registered office			ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of reais)	Balance outstanding (millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0098255176	Senior debt	15/06/14	663	—	0.00%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0434592449	Senior debt	18/06/14	2,379	—	5.50%	London	—	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa2	Repayment	XS0862695110	Senior debt	20/06/14	1,541	—	3.25%	Luxembourg	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0520785394	Mortgage-backed bond	30/06/14	4,238	—	3.13%	London	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB+ / A-	Repayment	XS0531257193	Senior debt	12/08/14	4,438	—	3,50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES S.A.U.	Subsidiary	Spain	Aa2 / AA- / AA-	Repayment	XS0327533617	Subordinated debt	24/07/14	1,890	—	3M EU + 0.14%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE PREFERRED S.A.U.	Subsidiary	Spain	BB-	Repayment	XS0441528949	Preference share	27/07/14	2,540	—	BP0003M + 7.660%	London	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / A- / BBB+	Repayment	XS0821078861	Senior debt	04/09/14	5,908	—	4.38%	London	Banco Santander, S.A. guarantee	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3 / AA / AA	Repayment	ES0413440050	Mortgage-backed bond	16/09/14	4,003	—	4.25%	AIAF	-	N/A
SANTANDER ISSUANCES S.A.U.	Subsidiary	Spain	BBB-	Repayment	XS0440403797	Subordinated debt	27/09/14	1,467	—	BP0003M + 4.160%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER FINANCE PREFERRED S.A.U.	Subsidiary	Spain	BB-	Repayment	USE8683R1448	Preference share	29/09/14	2,021	—	10.50%	New York	Banco Santander, S.A. guarantee	N/A

(*)	See Note 9.b.
(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at 30 September 2014.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at 30 September 2014 and 31 December 2013:

	Millions of euros
	30/09/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	11,530	11,529	9,788	9,788
Deposits from credit institutions	94,700	95,147	76,534	76,636
Customer deposits	601,983	601,811	572,853	570,312
Marketable debt securities	191,349	194,998	171,390	170,787
Subordinated liabilities	17,334	17,580	16,139	16,342
Other financial liabilities	22,692	22,639	16,410	16,407

LIABILITIES	939,588	943,704	863,114	860,272

	Millions of reais
	30/09/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	35,536	35,534	31,885	31,885
Deposits from credit institutions	291,873	293,253	249,317	249,649
Customer deposits	1,855,371	1,854,840	1,866,126	1,857,848
Marketable debt securities	589,757	601,004	558,320	556,356
Subordinated liabilities	53,424	54,184	52,575	53,236
Other financial liabilities	69,938	69,776	53,457	53,447

LIABILITIES	2,895,899	2,908,591	2,811,680	2,802,421

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

10.	Provisions

a)	Breakdown

The detail of Provisions in the balance sheets at 30 September 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/09/14	31/12/13
Provisions for pensions and similar obligations	8,958	9,126
Provisions for taxes and other legal contingencies	2,816	2,727
Provisions for contingent liabilities and commitments	647	693
Of which: due to country risk	3	4
Other provisions	2,053	1,929

Provisions	14,474	14,475

	Millions of reais
	30/09/14	31/12/13
Provisions for pensions and similar obligations	27,609	29,729
Provisions for taxes and other legal contingencies	8,680	8,883
Provisions for contingent liabilities and commitments	1,995	2,258
Of which: due to country risk	9	13
Other provisions	6,328	6,284

Provisions	44,612	47,154

b)	Provisions for pensions and similar obligations

The decrease in the balance of Provisions for pensions and similar obligations in the first nine months of 2014 was due mainly to the benefit payments, which exceeded EUR 700 million (BRL 2,157 million), and the reduction in obligations in the United Kingdom amounting to EUR 284 million (BRL 880 million). This reduction was offset in part by the addition of EUR 576 million (BRL 1,785 million) to the provision for pre-retirements in Spain, as well as by the greater obligations arising from the increase in the cumulative actuarial gains and losses resulting from the change in actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at 30 September 2014 and at 31 December 2013 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	30/09/14	31/12/13
Provisions for taxes	1,222	1,177
Provisions for employment-related proceedings (Brazil)	713	638
Provisions for other legal proceedings	940	912
Provision for customer remediation (UK)	353	465
Regulatory framework-related provisions	176	201
Provision for restructuring	358	378
Other	1,107	885

	4,869	4,656

	Millions of reais
	30/09/14	31/12/13
Provisions for taxes	3,767	3,834
Provisions for employment-related proceedings (Brazil)	2,194	2,078
Provisions for other legal proceedings	2,897	2,971
Provision for customer remediation (UK)	1,089	1,515
Regulatory framework-related provisions	544	655
Provision for restructuring	1,103	1,231
Other	3,414	2,883

	15,008	15,167

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. The provision for customer remediation is calculated using management’s best estimate of the provision, which is based on the conclusions on the number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provision for payments to the Financial Services Compensation Scheme (FSCS), and for the payment of the bank levy introduced by the 2011 Finance Act.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

The changes in Provisions for taxes and other legal contingencies and Other provisions relate mainly to fluctuations in exchange rates in the first nine months and to the following changes: with respect to Brazil, the main charges to the consolidated income statement at 30 September 2014 were EUR 222 million (BRL 688 million) due to civil cases and EUR 266 million (BRL 824 million) due to employment-related claims in Brazil. These increases were offset in part by the use of available provisions, of which EUR 229 million (BRL 708 million) related to employment-related payments, EUR 198 million (BRL 612 million) to civil payments and EUR 191 million (BRL 586 million) to restructuring provisions. With regard to the United Kingdom, EUR 111 million (BRL 344 million) of provisions for customer remediation, EUR132 million (BRL 409 million) for regulatory framework-related provisions (bank levy and Financial Services Compensation Scheme (FSCS)) and EUR 109 million (BRL 338 million) of restructuring provisions were recognised in the first nine months of 2014. These increases were offset by EUR 251 million (BRL 778 million) of customer remediation payments, EUR 177 million (BRL 546 million) of bank levy and Financial Services Compensation Scheme (FSCS) payments and EUR 29 million (BRL 90 million) of restructuring payments. With respect to Spain, restructuring provisions of EUR 147 million (BRL 456 million) were recognised, of which EUR 45 million (BRL 139 million) were used. With regard to Germany, EUR 130 million (BRL 403 million) of provisions for handling fees were recognised, which were offset by the provisions of EUR 40 million (BRL 124 million) used in this connection.

d)	Litigation

Our general policy is to record provisions for tax and other litigation in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding lawsuit based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related litigation

At 30 September 2014, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the amortisation of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect, that there are sound defence arguments to appeal against the infringement notices and that, accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on 24 August 2012 it was notified of a decision overturning the previous favourable judgment, and on 29 August 2012 it lodged an appeal at the Higher Chamber of CARF. Based on the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered to be a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. Santander Seguros, S.A. filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defence arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule within the next few months on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 30 September 2014, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At 30 September 2014, the provision in this connection totalled GBP 133 million (31 December 2013: GBP 165 million), including additions of GBP 65 million recognised in the second quarter of 2014.

The monthly cost of compensation fell to GBP 11 million per month in the first nine months of 2014 from a monthly average of GBP 18 million over the whole of 2013. This monthly cost is expected to continue to fall in the future.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51 million as a result of a judgment handed down by the Supreme Court on 24 November 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On 2 March 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On 11 November 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a judgment by the Supreme Court on 17 July 2013, against which the appellant filed a motion for annulment which was dismissed by the Court. The Bank has not recognised a provision in this connection.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on 4 January 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On 3 August 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed, and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on 20 January 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognised as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. and, accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on 21 June 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On 30 December 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of 30 June 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, and reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobiliaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated 16 January 2014.

Lastly, on 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. had already made this request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, setting the amount of the claim at up to EUR 218 million; however, in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank and the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognised any provisions in this connection.

•	On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the insolvent company from an asset sale transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014. The insolvency managers have filed a cassation and extraordinary appeal on the grounds of procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million formed part of the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it exercised due diligence at all times and that these products were always sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 14 February 2014, Banco Santander Totta answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in the companies’ documents dated 29 November 2013.

On 4 April 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on 16 May 2014.

These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. The Group considers that the risk of loss arising as a result of these proceedings is remote and, accordingly, it has not recognised any provisions in connection with them.

•	For many years the German banking industry had been charging handling fees on consumer loans, normally ranging from 1% to 3% of the amount of the loan. In May 2014 the German Supreme Court established a new interpretative criterion, pursuant to which only interest, and not fees, can be charged on consumer loans.

As from the date of the Supreme Court judgment, this handling fee cannot be charged on consumer loans and any customers who had paid this fee are entitled to claim a refund thereof. In this connection, on 28 October 2014 the German Supreme Court handed down a new judgment establishing that customers with contracts that were entered into between 2004 and 2011 can claim a refund of the fees until 31 December 2014 and customers with contracts entered into in or after 2012 have three calendar years in which to submit their claims.

Santander Consumer Bank AG (Germany) ceased to charge these fees at the end of 2012 and, therefore, it will have to meet the claims of customers who had entered into contracts between October 2004 and 2012. The total estimated cost of these refunds at 30 September 2014 amounts to approximately EUR 130 million, and to date EUR 40 million have been paid.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain court proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 30 September 2014, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the nine-month periods ended 30 September 2014 and 2013 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On 30 January 2014, 29 April 2014 and 30 July 2014, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659, 217,013,477 and 210,010,506 shares (2.01%, 1.89% and 1.78% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 114 million, EUR 108 million and EUR 105 million (BRL 374 million, BRL 339 million and BRL 317 million), respectively.

Following these transactions, at 30 September 2014, the Bank’s share capital consisted of 11,988,091,130 shares with a total nominal value of EUR 5,994 million (BRL 14,099 million).

b)	Valuation adjustments - Available-for-sale financial assets

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 30 September 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/09/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	453	(409)	44	26,522	356	(496)	(140)	25,664
Rest of Europe	244	(38)	206	20,607	28	(143)	(115)	12,080
Latin America and rest of the world	157	(142)	15	20,710	38	(217)	(179)	17,134
Private-sector debt securities	348	(257)	91	26,494	258	(280)	(22)	24,966

	1,202	(846)	356	94,333	680	(1,136)	(456)	79,844
Equity instruments
Domestic
Spain
International	67	(13)	54	1,331	132	(10)	122	1,432
Rest of Europe	330	(13)	317	1,379	158	(25)	133	974
United States	22	—	22	720	20	(1)	19	661
Latin America and rest of the world	298	(19)	279	1,463	235	(18)	217	888

	717	(45)	672	4,893	545	(54)	491	3,955
Of which:
Listed	552	(21)	531	1,981	313	(26)	287	1,330
Unlisted	165	(24)	141	2,912	232	(28)	204	2,625

	1,919	(891)	1,028	99,226	1,225	(1,190)	35	83,799

	Millions of reais
	30/09/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	1,397	(1,262)	135	81,744	1,158	(1,616)	(458)	83,603
Rest of Europe	754	(117)	637	63,512	92	(467)	(375)	39,352
Latin America and rest of the world	483	(438)	45	63,833	124	(707)	(583)	55,815
Private-sector debt securities	1,073	(792)	281	81,655	842	(913)	(71)	81,330

	3,707	(2,609)	1,098	290,744	2,216	(3,703)	(1,487)	260,100
Equity instruments
Domestic
Spain
International	206	(42)	164	4,101	430	(33)	397	4,665
Rest of Europe	1,016	(38)	978	4,250	515	(81)	434	3,173
United States	68	(1)	67	2,220	65	(3)	62	2,153
Latin America and rest of the world	918	(58)	860	4,509	765	(59)	706	2,893

	2,208	(139)	2,069	15,080	1,775	(176)	1,599	12,884
Of which:
Listed	1,700	(65)	1,635	6,104	1,020	(85)	935	4,333
Unlisted	508	(74)	434	8,976	755	(91)	664	8,551

	5,915	(2,748)	3,167	305,824	3,991	(3,879)	112	272,984

At 30 September 2014, most of the revaluation losses on available-for-sale financial assets recognised in the Group’s equity related to Spanish government debt securities. There has not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect to both principal and interest, and thus prevent recovery of the carrying amount of such securities.

In the first nine months of 2014 the Group recognised EUR 11 million (BRL 35 million) in the income statement in relation to impairment of debt instruments and EUR 48 million (BRL 148 million) in relation to impairment of equity instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognised in the statement of recognised income and expense in the first nine months of 2014 reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the Brazilian real. Of the change in the balance in the first nine months of 2014, a gain of approximately EUR 1,305 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Actuarial gains/(losses) on pension plans are shown in the statement of recognised income and expense and include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The most significant changes in the first nine months of 2014 related to:

•	Increase of EUR 210 million (BRL 647 million) in the cumulative actuarial gains and losses relating to the Group’s entities in Spain, due to the change in the main actuarial assumptions - a decrease in the discount rate from 3% to 2.5%.

•	Decrease of EUR 30 million (BRL 92 million) in the cumulative actuarial gains and losses relating to the Group’s businesses in the UK, due to the change in the main actuarial assumptions -a decrease in the CPI from 3.40% to 3.20% and a decrease in the discount rate from 4.45% to 4.06%-, and favourable deviations in the expected return on the assets.

•	A net increase of EUR 106 million (BRL 327 million) in the rest of the Group’s units, due to a change in the actuarial assumptions.

12.	Segment information

In the first nine months of 2014 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements for the year ended 31 December 2013:

•	Geographical areas: the United States geographical area now includes Santander Bank, Santander Consumer USA, which was previously accounted for using the equity method but is now fully consolidated, and Puerto Rico, which was previously included in Latin America.

•	Business segments: the Asset management and insurance segment, which is now called Private banking, asset management and insurance, was changed to include the domestic private banking units in Spain, Portugal, Italy, Brazil, Mexico and Chile, where management is shared with the local banks. This segment also includes Santander Private Banking in Latin America.

The segment information for the first nine months of 2013 shown below has been recalculated using these criteria in order to make it comparable.

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the nine-month periods ended 30 September 2014 and 2013.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/09/14	30/09/13	30/09/14	30/09/13	30/09/14	30/09/13
Continental Europe	17,455	19,641	(5)	945	17,450	20,586
United Kingdom	7,254	7,430	516	1,006	7,770	8,436
Latin America	25,793	24,355	(156)	485	25,637	24,840
United States	5,279	1,947	6	85	5,285	2,032
Corporate Activities	1,180	2,390	5,974	6,202	7,154	8,592
Inter-segment revenue adjustments and eliminations	—	—	(6,335)	(8,723)	(6,335)	(8,723)

Total	56,961	55,763	—	—	56,961	55,763

Segment	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/09/14	30/09/13	30/09/14	30/09/13	30/09/14	30/09/13
Continental Europe	54,097	54,577	(15)	2,624	54,082	57,201
United Kingdom	22,482	20,647	1,598	2,796	24,080	23,443
Latin America	79,939	67,676	(485)	1,348	79,454	69,024
United States	16,361	5,409	21	237	16,382	5,646
Corporate Activities	3,657	6,642	18,515	17,232	22,172	23,874
Inter-segment revenue adjustments and eliminations	—	—	(19,634)	(24,237)	(19,634)	(24,237)

Total	176,536	154,951	—	—	176,536	154,951

Also, following is the reconciliation of the Group’s consolidated profit before tax for the nine-month periods ended 30 September 2014 and 2013, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these nine-month periods:

	Consolidated profit (Millions of euros)
Segment	30/09/14	30/09/13
Continental Europe	1,553	950
United Kingdom	1,186	793
Latin America	2,915	3,216
United States	710	651
Corporate Activities	(1,174)	(1,504)
Total profit of the segments reported	5,190	4,106
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit/loss from discontinued operations	2,605	1,369

Profit before tax	7,795	5,475

	Consolidated profit (Millions of reais)
Segment	30/09/14	30/09/13
Continental Europe	4,814	2,639
United Kingdom	3,675	2,204
Latin America	9,036	8,937
United States	2,201	1,809
Corporate Activities	(3,641)	(4,178)
Total profit of the segments reported	16,085	11,411
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit/loss from discontinued operations	8,074	3,804

Profit before tax	24,159	15,215

13.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2014 and 2013, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

Millions of euros
30/09/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	14	1	15
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or unfinished)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16	—	16

	—	—	30	1	31

Income:
Finance income	—	—	68	4	72
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or unfinished)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	442	10	452

	—	—	510	14	524

Millions of reais
30/09/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	43	3	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or unfinished)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	50	—	50

	—	—	93	3	96

Income:
Finance income	—	—	211	12	223
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or unfinished)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	1,370	31	1,401

	—	—	1,581	43	1,624

	Millions of euros
	30/09/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31	6,941	1,246	8,218
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	19	1,128	255	1,402
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	46	265	311

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	72	134	211

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	13	—	74	87

Other transactions	—	—	5,555	3,292	8,847

	Millions of reais
	30/09/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	96	21,393	3,840	25,329
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	59	3,477	786	4,322
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	142	817	959

Guarantees received	—	—	—	—	—

Commitments acquired	—	15	222	413	650

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	40	—	229	269

Other transactions	—	—	17,121	10,146	27,267

Millions of euros
30/09/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	9	6	15
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or unfinished)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	24	—	24

	—	—	33	6	39

Income:
Finance income
Management or cooperation agreements	—	—	73	3	76
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or unfinished)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	1	52	7	60

	—	1	125	10	136

Millions of reais
30/09/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	24	16	40
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or unfinished)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	68	—	68

	—	—	92	16	108

Income:
Finance income
Management or cooperation agreements	—	—	204	8	212
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or unfinished)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	2	145	19	166

	—	2	349	27	378

	Millions of euros
	30/09/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	40	8,903	1,215	10,158
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	17	876	252	1,145
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	6	151	157

Guarantees received	—	—	—	—	—

Commitments acquired	—	2	2,294	97	2,393

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	14	—	79	93

Other transactions	—	—	11,905	3,067	14,972

	Millions of reais
	30/09/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	122	27,072	3,693	30,887
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	51	2,664	765	3,480
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	18	459	477

Guarantees received	—	—	—	—	—

Commitments acquired	—	6	6,975	295	7,276

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	38	—	219	257

Other transactions	—	—	36,198	9,327	45,525

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 331 million (BRL 1,021 million) at 30 September 2014 (30 September 2013: EUR 383 million (BRL 1,165 million)).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the nine-month periods ended 30 September 2014 and 2013 was as follows:

Average headcount	Bank		Group
	30/09/14	30/09/13(*)	30/09/14	30/09/13
Men	13,983	16,605	82,684	84,058
Women	10,241	10,919	101,012	103,268

	24,224	27,524	183,696	187,326

(*)	The former employees of Banesto and Banif were included in the Bank at 30 September 2013 following their integration (see Note 3.b.xiii to the consolidated financial statements for the year ended 31 December 2013).

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at 30 September 2014 and 31 December 2013, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	30/09/14			31/12/13
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	68,329	74,511	142,840	46,472	68,817	115,289
Other financial assets at fair value through profit or loss	3,856	32,069	35,925	3,687	27,694	31,381
Available-for-sale financial assets (1)	76,801	21,342	98,143	62,343	20,995	83,338
Hedging derivatives (assets)	21	7,608	7,629	221	8,080	8,301
Financial liabilities held for trading	16,649	90,575	107,224	14,643	80,030	94,673
Other financial liabilities at fair value through profit or loss	—	62,969	62,969	—	42,311	42,311
Hedging derivatives (liabilities)	191	7,311	7,502	187	5,096	5,283
Liabilities under insurance contracts	—	1,671	1,671	—	1,430	1,430

	Millions of reais
	30/09/14			31/12/13
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	210,597	229,650	440,247	151,387	224,178	375,565
Other financial assets at fair value through profit or loss	11,884	98,841	110,725	12,011	90,216	102,227
Available-for-sale financial assets (1)	236,709	65,778	302,487	203,089	68,393	271,482
Hedging derivatives (assets)	66	23,448	23,514	720	26,321	27,041
Financial liabilities held for trading	51,317	279,161	330,478	47,701	260,706	308,407
Other financial liabilities at fair value through profit or loss	—	194,077	194,077	—	137,832	137,832
Hedging derivatives (liabilities)	588	22,534	23,122	609	16,601	17,210
Liabilities under insurance contracts	—	5,152	5,152	—	4,658	4,658

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at 30 September 2014, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,083 million (BRL 3,337 million) (31 December 2013: EUR 461 million (BRL 1,502 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements at 31 December 2013. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognised at 30 September 2014 totalled EUR 691 million and EUR 197 million, respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 30 September 2014 and 31 December 2013:

	Millions of euros
	Fair values calculated using internal models at 30/09/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	133,226	2,304	124,079	1,507
Financial assets held for trading	73,507	1,004	68,535	282
Loans and advances to credit institutions	2,688	—	5,502	—	Present Value Method	Observable market data
Loans and advances to customers (a)	524	—	5,079	—	Present Value Method	Observable market data
Debt and equity instruments	1,733	62	1,585	50	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	68,562	942	56,369	232
Swaps	51,943	104	40,380	56	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,246	18	849	16	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,566	552	7,375	—	Black’s Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	14	—	16	—	Present Value Method	Observable market data
Index and securities options	3,033	181	2,953	56	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	4,760	87	4,796	104	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Hedging derivatives	7,608	—	8,080	—
Swaps	7,399	—	6,920	—	Present Value Method	Observable market data, basis
Exchange rate options	84	—	400	—	Black-Scholes Model	Observable market data
Interest rate options	7	—	24	—	Black-Scholes Model	Observable market data
Other	118	—	736	—	N/A	N/A
Other financial assets at fair value through profit or loss	31,417	652	27,184	510
Loans and advances to credit institutions	20,527	—	13,444	—	Present Value Method	Observable market data
Loans and advances to customers (c)	10,194	72	13,135	61	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	696	580	605	449	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	20,694	648	20,280	715
Debt and equity instruments	20,694	648	20,280	715	Present Value Method	Observable market data/type of underlying, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	161,889	637	128,762	105
Financial liabilities held for trading	89,961	614	79,970	60
Deposits from central banks	2,380	—	3,866	—	Present Value Method	Observable market data
Deposits from credit institutions	4,067	—	7,468	—	Present Value Method	Observable market data
Customer deposits	9,101	—	8,500	—	Present Value Method	Observable market data
Marketable debt securities	197	—	1	—	Present Value Method	Observable market data, liquidity
Trading derivatives	69,766	614	57,260	60
Swaps	51,613	48	41,156	2	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	1,342	—	660	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,673	265	8,457	—	Black’s Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	4,102	244	4,252	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	57	—	88	—	Present Value Method	Observable market data
Other	3,979	57	2,647	58	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Short positions	4,450	—	2,875	—	Present Value Method	Observable market data
Hedging derivatives	7,311	—	5,096	—
Swaps	7,277	—	4,961	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	1	—	Black-Scholes Model	Observable market data
Interest rate options	13	—	13	—	Black’s Model	Observable market data
Other	21	—	121	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	62,946	23	42,266	45	Present Value Method	Observable market data
Liabilities under insurance contracts	1,671	—	1,430	—	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 30/09/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	410,618	7,099	404,199	4,909
Financial assets held for trading	226,557	3,093	223,260	918
Loans and advances to credit institutions	8,283	—	17,923	—	Present Value Method	Observable market data
Loans and advances to customers (a)	1,616	—	16,545	—	Present Value Method	Observable market data
Debt and equity instruments	5,344	190	5,163	163	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	211,314	2,903	183,629	755
Swaps	160,093	321	131,542	182	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	3,839	55	2,766	52	Black-Scholes Model	Observable market data, liquidity
Interest rate options	23,320	1,701	24,025	—	Black’s Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	44	—	52	—	Present Value Method	Observable market data
Index and securities options	9,349	558	9,620	182	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	14,669	268	15,624	339	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Hedging derivatives	23,448	—	26,321	—
Swaps	22,806	—	22,543	—	Present Value Method	Observable market data, basis
Exchange rate options	259	—	1,303	—	Black-Scholes Model	Observable market data
Interest rate options	22	—	78	—	Black-Scholes Model	Observable market data
Other	361	—	2,397	—	N/A	N/A
Other financial assets at fair value through profit or loss	96,832	2,009	88,554	1,662
Loans and advances to credit institutions	63,265	—	43,795	—	Present Value Method	Observable market data
Loans and advances to customers (c)	31,420	222	42,788	199	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	2,147	1,787	1,971	1,463	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	63,781	1,997	66,064	2,329
Debt and equity instruments	63,781	1,997	66,064	2,329	Present Value Method	Observable market data/type of underlying, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	498,961	1,963	419,454	343
Financial liabilities held for trading	277,268	1,893	260,510	196
Deposits from central banks	7,335	—	12,594	—	Present Value Method	Observable market data
Deposits from credit institutions	12,535	—	24,328	—	Present Value Method	Observable market data
Customer deposits	28,051	—	27,690	—	Present Value Method	Observable market data
Marketable debt securities	608	—	3	—	Present Value Method	Observable market data, liquidity
Trading derivatives	215,024	1,893	186,529	196
Swaps	159,076	148	134,070	7	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	4,135	—	2,150	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	26,730	817	27,550	—	Black’s Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	12,642	752	13,851	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	176	—	287	—	Present Value Method	Observable market data
Other	12,265	176	8,621	189	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Short positions	13,715	—	9,366	—	Present Value Method	Observable market data
Hedging derivatives	22,534	—	16,601	—
Swaps	22,429	—	16,161	—	Present Value Method	Observable market data, basis
Exchange rate options	1	—	3	—	Black-Scholes Model	Observable market data
Interest rate options	39	—	42	—	Black’s Model	Observable market data
Other	65	—	395	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	194,007	70	137,685	147	Present Value Method	Observable market data
Liabilities under insurance contracts	5,152	—	4,658	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a net fair value of EUR 5 million (BRL 16 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognised in the income statement for the nine-month period ended September 30, 2014 arising from the aforementioned valuation models amounted to EUR 667 million (BRL 2.067 million), of which a gain of EUR 66 million (BRL 204 million) related to models whose significant inputs are unobservable market data.

Financial instruments Level 3

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments (loans, debt instruments and derivatives) linked to the House Price Index (HPI) in Santander UK’s portfolio. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the rate of growth of the HPI spot rate, its volatility and mortality rates, which are not always observable in the market; accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Unlisted equity securities (shares and investment funds). These are measured at the lower of acquisition cost and underlying carrying amount.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

With respect to 2013 year-end the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the mean reversion of interest rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed to serve our clients.

The table below shows the effect, at 30 September 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	30%-46%	31,93%	(3)	—
Trading derivatives	Present Value Method	Curves on ABR indices (*)	(a)	(a)	(3)	3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,6%	(34)	31
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	577(**)	(10)	12
	Standard Gaussian Copula Model	Probability of default	0%-5%	2,04%	(10)	7
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(9)	9
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,01%-3%	1%(***)	—	32
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2,8%	(6)	5
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2,6%	(51)	47
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	578(**)	(25)	25
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate (a)		(a)	(3)	3
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2%	(17)	12
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565(**)	(24)	20
	Present Value Method, Modified Black-Scholes Model	Curves on ABR indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,01%-3%	1%(***)	(b)	(b	)
Other liabilities at fair value through profit or loss	—	—	—	—	(b)	(b	)

Portfolio / Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of reais)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	30%-46%	31,93%		(9)	1
Trading derivatives	Present Value Method	Curves on ABR indices (*)	(a)	(a	)	(10)	10
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,6%		(104)	97
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	577	(**)	(31)	37
	Standard Gaussian Copula Model	Probability of default	0%-5%	2,04%		(29)	20
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(27)	27
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,01%-3%	1	%(***)	—	98
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2,8%		(17)	14
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2,6%		(157)	146
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	578	(**)	(79)	79
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate (a)		(a	)	(8)	8
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2%		(52)	36
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565	(**)	(73)	61
	Present Value Method, Modified Black-Scholes Model	Curves on ABR indices (*)	(a)	(a	)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(b )	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0,01%-3%	1	%(***)	(b )	(b	)
Other liabilities at fair value through profit or loss	—	—	—	—		(b )	(b	)

(*)	ABR: Active Bank Rate. Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are national and regional HPI indices in the UK. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported on is that of a 10% shift.
(***)	Theoretical average value of the parameter. The change made for the favourable scenario is from 0.01% to 3%. The unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level. There is also exposure to this type of derivative, to a lesser degree, in currencies other than the euro and, therefore, both the mean and the range of the unobservable inputs are different. The impact in the unfavourable scenario would be EUR (8) million (BRL 24 million).
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof, and it was not possible to break down the results separately by type of input. In the case of the ABR curve, the impact on results of +/- 100 bp shifts on the joint sensitivity to this index is reported in CLP and CLF.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (asset) or negative (liability), and the global effect associated with these financial instruments is broken down in the Other financial assets at fair value through profit or loss line included.

Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2014 were as follows:

	31/12/13	Changes							30/09/14
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues and settlements	Transfers of levels	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	282	197	(1)	—	543	21	3	—	(41)	1,004
Debt and equity instruments	50	4	(1)	—	—	5	—	—	4	62
Trading derivatives	232	193	—	—	543	16	3	—	(45)	942
Swaps	56	—	—	—	52	18	(7)	—	(15)	104
Exchange rate options	16	—	—	—	—	(9)	8	—	3	18
Interest rate options	—	193	—	—	359	1	—	—	(1)	552
Index and securities options	56	—	—	—	132	(8)	—	—	1	181
Other	104	—	—	—	—	14	2	—	(33)	87
Other financial assets at fair value through profit or loss	510	10	—	—	89	27	3	—	13	652
Loans and advances to customers	61	—	—	—	—	6	3	—	2	72
Debt and equity instruments	449	10	—	—	89	21	—	—	11	580
Available-for-sale financial assets	715	18	(45)	—	13	5	2	(62)	2	648
TOTAL ASSETS	1,507	225	(46)	—	645	53	8	(62)	(26)	2,304
Financial liabilities held for trading	60	69	(30)	—	503	5	1	—	6	614
Trading derivatives	60	69	(30)	—	503	5	1	—	6	614
Swaps	2	1	—	—	47	—	(2)	—	—	48
Interest rate options	—	68	—	—	197	—	—	—	—	265
Index and securities options	—	—	(30)	—	274	—	—	—	—	244
Other	58	—	—	—	(15)	5	3	—	6	57
Other liabilities at fair value through profit or loss	45	—	(15)	—	(6)	(1)	—	—	—	23
TOTAL LIABILITIES	105	69	(45)	—	497	4	1	—	6	637

	31/12/13	Changes									30/09/14
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases		Sales	Issues and settlements	Transfers of levels	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	918	610	(3)		—	1,683	65	9	—	(189)	3,093
Debt and equity instruments	163	12		(3)	—	—	15	—	—	3	190
Trading derivatives	755	598		—	—	1,683	50	9	—	(192)	2,903
Swaps	182	—		—	—	161	57	(22)	—	(57)	321
Exchange rate options	52	—		—	—	—	(28)	25	—	6	55
Interest rate options	—	598		—	—	1,113	3	—	—	(13)	1,701
Index and securities options	182	—		—	—	409	(25)	—	—	(8)	558
Other	339	—		—	—	—	43	6	—	(120)	268
Other financial assets at fair value through profit or loss	1,662	31		—	—	276	84	9	—	(53)	2,009
Loans and advances to customers	199	—		—	—	—	19	9	—	(5)	222
Debt and equity instruments	1,463	31		—	—	276	65	—	—	(48)	1,787
Available-for-sale financial assets	2,329	56		(140)	—	40	15	7	(192)	(118)	1,997
TOTAL ASSETS	4,909	697		(143)	—	1,999	164	25	(192)	(360)	7,099
Financial liabilities held for trading	196	214		(93)	—	1,559	15	3	—	(1)	1,893
Trading derivatives	196	214		(93)	—	1,559	15	3	—	(1)	1,893
Swaps	7	3		—	—	146	—	(6)	—	(2)	148
Interest rate options	—	211		—	—	611	—	—	—	(5)	817
Index and securities options	—	—		(93)	—	849	—	—	—	(4)	752
Other	189	—		—	—	(47)	15	9	—	10	176
Other liabilities at fair value through profit or loss	147	—		(46)	—	(19)	(3)	—	—	(9)	70
TOTAL LIABILITIES	343	214		(139)		1,540	12	3	—	(10)	1,963

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 13, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President